                                                                    EXHIBIT 99.2

                      [FORM OF NONCONSOLIDATION OPINION]



[addressees]

          Re:  Education Loans Incorporated
               Student Loan Asset-Backed Callable Notes, Series 1997-1

Ladies and Gentlemen:

          We have acted as counsel for Education Loans Incorporated, a South Dakota nonprofit corporation (the "Original Issuer"), in connection with the issuance of $923,470,000 aggregate principal amount of Student Loan Asset-Backed Callable Notes, Series 1997-1 (the "Series 1997-1 Notes") pursuant to the Indenture of Trust, dated as of July 1, 1997 (the "Indenture"), between the Original Issuer and First Bank National Association, as Trustee (the "Trustee"). The Series 1997-1 Notes will be payable from and secured by the Financed Student Loans, funds and investments on deposit in the trust funds and accounts held under the Indenture, and certain related rights and property (the "Trust Estate"). All capitalized terms used herein and not defined herein have the meanings assigned to them in the Indenture.

          In connection with an election under Section 150(d)(3) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), to terminate its status as a corporation described in Section 150(d), the Original Issuer will enter into a Contribution Agreement, dated as of _____________, 1997 (the "Contribution Agreement"), with Student Loan Finance Corporation, a newly organized South Dakota corporation and a wholly owned subsidiary of the Original Issuer ("SLFC"), and Education Loans Incorporated, a newly organized Delaware corporation and a wholly owned subsidiary of SLFC (the "Corporation"), pursuant to which (i) the Original Issuer will transfer all of its student loans and certain other assets (including all of the Original Issuer's rights and interest in the Financed Student Loans and the other assets comprising the Trust Estate) to SLFC and SLFC will agree to assume (by entering into an assumption agreement with the Original Issuer and the Trustee) all of the Original Issuer's obligations with respect to the Series 1997-1 Notes, the Indenture, the Trust Estate and all related contracts, and (ii) immediately upon such transfer, SLFC will transfer all its rights and interest in the Financed Student Loans and other assets comprising the Trust Estate to the Corporation and the Corporation will agree to assume (by entering into an assumption agreement with SLFC and the Trustee) all of SLFC's obligations with respect to the Series 1997-1 Notes, the Indenture, the Trust Estate and all related contracts. The Original Issuer will transfer such assets to SLFC without recourse, and will be released from all obligations under the Indenture or otherwise with respect to the Series 1997-1 Notes. SLFC will transfer such assets to the Corporation without recourse, and will be released from all obligations under the Indenture or otherwise with respect to the Series 1997-1 Notes. The Corporation, SLFC and the Trustee will enter into a

[addressees]
November __, 1997
Page 2


Servicing Agreement, dated as of July 1, 1997 (the "SLFC Servicing Agreement"), pursuant to which SLFC will be obligated to service the Financed Student Loans and to administer the student loan acquisition program being financed with the proceeds of the Series 1997-1 Notes.

          The Original Issuer has requested that we render to you our opinion whether, in the event that either the Original Issuer or SLFC became a debtor under the United States Bankruptcy Code (the "Bankruptcy Code"), a court would order that the assets and liabilities of the Corporation be consolidated with those of the Original Issuer or SLFC, as applicable, under either the bankruptcy doctrine of substantive consolidation or the non-bankruptcy law doctrines commonly referred to as "piercing the corporate veil."/1/ . In rendering the opinions set forth below, we have reviewed such questions of law as we have deemed necessary and have examined the Corporation's Certificate of Incorporation, the Indenture, the Contribution Agreement, the SLFC Servicing Agreement and such additional documents as we have deemed necessary. Where matters of fact material to such opinions were not independently established, we have relied, to the extent we deemed such reliance proper, on the certificates of responsible officers of the Original Issuer, SLFC and the Corporation delivered at the closing. In addition, we

--------------------
/1/ Substantive consolidation was accomplished in early cases by "piercing the corporate veil" of the debtor, i.e., by finding that the entity with which consolidation was sought was the "alter-ego" or an "instrumentality" of the debtor which was used by the debtor to hinder, delay or otherwise defraud creditors. See, e.g., Maule Industries, Inc. v. Gerstel, 232 F.2d 294 (5th Cir.
1956); Fish v. East, 114 F.2d 177 (10th Cir. 1940). Although later cases relaxed the requirement of fraud in favor of the test described below, courts will still pierce the corporate veil to effect a substantive consolidation if fraud or similar activity is present. See, e.g., Carte Blanche (Singapore) Ptd., Ltd. v. Diners Club International Inc., 2 F.3d 24 (2d Cir. 1993). See also, e.g., In re Daily, 107 B.R. 996 (Bankr. D. Hawaii 1989), rev'd on other grounds, 940 F.2d 1306 (9th Cir. 1991); In re Stop & Go of America, Inc., 49 B.R. 743 (Bankr. D. Mass. 1985); In re Tureaud, 45 B.R. 658, 662-63 (Bankr.
N.D. Okla. 1985), aff'd, 59 B.R. 973 (N.D. Okla. 1986).

     Recent decisions have concluded that the comparison of the two doctrines is not particularly suitable. See, e.g. F.D.I.C. v. Colonial Realty Co., 966 F.2d 57, 60-61 (2d Cir. 1992) ("The focus of piercing the corporate veil is the limited liability afforded to a corporation[;]" whereas the focus of substantive consolidation is "the equitable treatment of all creditors.") Federal courts have increasingly looked to federal bankruptcy law precedent rather than state corporate law doctrine when ruling on substantive consolidation motions. See, e.g., Colonial Realty, 966 F.2d at 60-61; Eastgroup Properties v. Southern Motel Assoc. Ltd., 935 F.2d 245 (11th Cir. 1991); In re Augie/Restivo Baking Co., 860 F.2d 515 (2d Cir. 1988); In re Auto-Train Corp., Inc., 810 F.2d 270 (D.C. Cir.
1987); In re Continental Vending Machine Corp., 517 F.2d 997, 1001 (2d Cir.
1975), cert. denied sub nom James Talcott, Inc. v. Wharton, 424 U.S. 913 (1976); In re Flora Mir Candy Corp, 432 F.2d 1060 (2d Cir. 1970); Chemical Bank New York Trust Company v. Kheel, 369 F.2d 845, 847 (2d Cir. 1966); Soviero v. Franklin National Bank of Long Island, 328 F.2d 446 (2d Cir. 1964); Stone v. Eacho, 127 F.2d 284 (4th Cir.), cert. denied, 317 U.S. 635 (1942); but see In Re Moran Pipe & Supply Co., Inc., 130 B.R. 588 (Bankr. E.D. Okla. 1991) (recent case invoking substantive consolidation based on alter-ego theory). We will analyze the question under both lines of authority.

[addressees]
November __, 1997
Page 3


have assumed that the factual matters described herein, of which we have been advised by the officers of the Original Issuer, SLFC and the Corporation and upon which we rely, are now, and will remain, accurate.

          The power of a bankruptcy court to consolidate the assets and liabilities of separate entities, which derives from the bankruptcy court's equitable powers, is not defined in the Bankruptcy Code and is not precisely defined in the case law./2/ See, e.g., In re Continental Vending Mach. Corp., 517 F.2d 997, 1000 (2d Cir. 1975), cert. denied sub nom. James Talcott, Inc. v. Wharton, 424 U.S. 913 (1976). Although the substantive consolidation cases decided under the Bankruptcy Code and its predecessor statute rely on certain factual matters, which are discussed below, to support their conclusions, cases decided under the Bankruptcy Code tend to emphasize the balancing of the benefits and harm resulting from substantive consolidation and whether any injustice or fraud has been perpetrated against creditors. See, e.g., Holywell Corporation v. The Bank of New York, 59 B.R. 340 (S.D. Fla. 1996); In re DRW Property Co. 82, 54 B.R. 489 (Bankr. N.D. Tex. 1985); In re Donut Queen, Ltd., 41 B.R. 706 (Bankr. E.D.N.Y. 1984); In re Snider Bros., Inc., 18 B.R. 230 (Bankr. D. Mass. 1982); In re Manzey Land & Cattle Co., 17 B.R. 332 (Bankr. D.S.D. 1982).

          Although different cases phrase the applicable standard differently, several recent decisions in the United States Courts of Appeals describing the general standard for substantive consolidation in bankruptcy proceedings can be summarized as follows:

          (a) The proponent of substantive consolidation must show that (1) there is substantial identity between the entities to be consolidated, and
     (2) consolidation is necessary to avoid some harm or to realize some benefit. Eastgroup Properties v. Southern Motel Ass'n, Ltd., 935 F.2d 245, 249 (11th Cir. 1991); see also In re Auto-Train Corp., 810 F.2d 270, 276 (D.C. Cir. 1987).

----------------------
/1/ Courts generally have recognized that substantive consolidation affects the substantive rights of creditors, and accordingly have treated substantive consolidation as a remedy to be used only in unusual circumstances. See Continental Vending, supra, 517 F.2d at 1001; Flora Mir Candy Corp, supra, 432 F.2d at 1062. See also Kheel, supra, 369 F.2d at 847 (it should be the "rare case" where substantive consolidation is granted); In re DRW Property Co. 82, 54 B.R. 489, 494 (Bankr. N.D. Tex. 1986) (courts should grant substantive consolidation sparingly because of the possibility of unfair treatment of some creditors). Because the rules for substantive consolidation are not statutorily provided, however, the courts must examine the facts and circumstances of each case to determine if substantive consolidation is warranted. See 5 Collier on Bankruptcy (P) 1100.06[1] at 1100-35 (15 ed. 1995) (stating that substantive consolidation cases are, to a great degree, sui generis).

[addressees]
November __, 1997
Page 4


          (b) Once the proponent has made this prima facie showing, the creditor objecting to substantive consolidation must show that (1) it has relied on the separate credit of one of the entities to be consolidated, and (2) it will be prejudiced by substantive consolidation. Eastgroup, supra, 935 F.2d at 249; see also In re Augie/Restivo Baking Co., Ltd., 860 F.2d 515, 518-19 (2d Cir. 1988); Auto-Train, supra, 810 F.2d at 276.

          (c) If an objecting creditor makes that showing, the court may order consolidation only if the benefits of consolidation heavily outweigh the harm. Eastgroup, supra, 935 F.2d at 249; see also In re Gillen, 962 F.2d 796, 799 (8th Cir. 1992); Auto-Train, supra, 810 F.2d at 276.

          The analysis used in the piercing the corporate veil cases in Delaware is similar, although stated differently. To pierce the corporate veil, a court must first analyze the relationship between the two (or more) entities involved to determine whether they are in fact conducting business as a single entity, and second, conclude that the separate corporate form has been used to wrongly or unfairly harm creditors. See, e.g., Alberto v. Diversified Group, Inc., 55
F. 3d 201 (5th Cir. 1995) (summarizing Delaware law).

          In determining whether the proponent has satisfied the requirements set forth in clause (a) above (which can establish a prima facie case for substantive consolidation), many courts have relied on a list of objective factors. The most frequently cited list consists of the following:

          (1) the degree of difficulty in segregating and ascertaining individual assets and liabilities;

          (2)  the presence or absence of consolidated financial statements;

          (3)  the profitability of consolidation at a single physical location;

          (4)  the commingling of assets and business functions;

          (5) the unity of interests and ownership between various corporate entities;

          (6)  the existence of parent and intercorporate guarantees on loans;
               and

[addressees]
November __, 1997
Page 5


          (7) the existence of transfers of assets without formal observance of corporate formalities./3/

In re Vecco Construction Industries, Inc., 4 B.R. 407, 410 (Bankr. E.D. Va.
1980).  Other factors cited include:

          (8)  the entities have common officers and directors;

          (9)  a subsidiary transacts business solely with its parent;

          (10) both entities disregard the legal requirements of the subsidiary as a separate corporation.

In re Gainesville P-H Properties, Inc., 106 B.R. 304, 306 (Bankr. M.D. Fla.
1989). It should be stressed, however, that the factors set forth above are merely "examples of information that may be useful to courts charged with deciding whether there is a substantial identity between the entities to be consolidated and whether consolidation is necessary to avoid some harm or realize some benefit." Eastgroup Properties, 935 F.2d at 250. Therefore, although the proponent of consolidation may frame its argument using the factors outlined above, the existence or absence of any number of those factors is not necessarily determinative. Id. at 249.

          In the piercing the corporate veil cases, the relevant factors are set forth somewhat differently:

          (1)  insufficient capitalization of one entity;

          (2)  failure to observe corporate formalities;

          (3) the solvency of each entity at the time of the relevant transactions;

          (4)  "siphoning" of funds to dominant shareholder or entity;

          (5)  absence of corporate records; and

          (6) function of separate entity as a "facade" for the dominant shareholder or entity.

--------------------
/3/ Accord, In re Murray Industries, Inc., 119 B.R. 820, 830 (Bankr M.D. Fla.
1990); In re Mortgage Investment Company of El Paso, Tex., 111 B.R. 604, 610 (Bankr. W.D. Tex. 1990); Holywell Corp., supra, 59 B.R. at 347; In re Manzey Land & Cattle Co., 17 B.R. 332 (Bankr. D.S.D. 1982).

[addressees]
November __, 1997
Page 6


See United States v. Golden Acres, Inc., 707 F. Supp. 1097, 1104 (D. Del. 1988) (applying Delaware law); Mass v. McClenahan, 893 F. Supp. 225, 233 (S.D.N.Y.
1995).

          In South Dakota the factors for piercing the corporate veil are part of a two-prong test. First, a court asks whether there was such unity of interest and ownership that the separate personalities of the corporation and its shareholders, officers or directors are indistinct or non-existent. In determining this, a court looks at four factors:

          (1)  undercapitalization;

          (2)  failure to observe corporate formalities;

          (3)  absence of corporate records; and

          (4)  payment by the corporation of individual obligations.

See Kansas Gas & Elec. Co. v. Ross, 521 N.W.2d 107, 112 (S.D. 1994) (citing Mobridge Community Industries, Inc. v. Toure, Ltd., 273 N.W.2d 128, 132-33 (S.D.
1978)); see also Bass v. Happy Rest, Inc., 507 N.W.2d 317 (S.D. 1993). Second, even where these factors exist, a court must determine whether adherence to the fiction of separate corporate existence would lead to injustice, inequitable consequences or evasion of legal obligations. Kansas Gas & Elec. Co., 521 N.W.2d at 112.

          Of the factors set forth above defining the relationship among related corporations, the first, second, third, fourth and sixth factors cited in the Delaware substantive consolidation cases, and the first, third, fourth and sixth in the South Dakota case are precluded by provisions of the Corporation's
Certificate of Incorporation.   All but the first factor cited in the piercing
the corporate veil cases under Delaware law, and all of the factors cited in the piercing the corporate veil cases under South Dakota law are precluded by provisions of the Corporation's Certificate of Incorporation. The Certificate of Incorporation of the Corporation requires the Corporation to (a) maintain books and records separate from any other person or entity; (b) maintain a separate mailing address and physical space through which its business will be conducted; (c) not commingle its assets with those of any other entity; (d) not make loans or advances to, or pledge its assets for the benefit of, any other person or entity, including any affiliate; (e) maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations; (f) observe the corporate formalities of holding regular meetings of its board of directors, having the board of directors review the actions of its officers, and having the board of directors authorize and approve all transactions outside the ordinary course of business; and (g) be, and at all times hold itself out to the public as, a legal entity separate and

[addressees]
November __, 1997
Page 7


distinct from any other person or entity. In addition, the Corporation has covenanted in the Indenture that all transfers of assets and other transactions between itself and SLFC will be on "arm's-length" terms, and the Corporation will at all times observe the legal formalities consistent with its status as a corporation separate from SLFC. The Corporation will engage in business transactions with entities other than SLFC, particularly in the acquisition of additional student loans, but such acquisition program will be administered for the Corporation by SLFC, as Servicer.

          Although the Corporation, the Original Issuer and SLFC have represented and covenanted in the Contribution Agreement that they are and will remain adequately capitalized for the normal obligations reasonably foreseeable in the conduct of its business, a court's examination of this issue will necessarily be based on the facts and circumstances at that time.

          The factors that will be present between the Corporation, the Original Issuer and SLFC are consolidated financial statements, unity of interests and ownership, and common owners and directors. These factors are generally present in all parent-subsidiary and common ownership situations, however, and have not been sufficient, by themselves, to justify substantive consolidation or piercing the corporate veil. See Eastgroup, supra, 935 F.2d at 249-50; Augie/Restivo Baking Co., supra, 860 F.2d at 518-19; Auto-Train, supra, 810 F.2d at 276.

          The existence of consolidated financial statements is occasionally mentioned as one factor among several upon which substantive consolidation may be founded. Gainesville P-H Properties, supra; Holywell Corp., supra. Federal tax law and generally accepted accounting principles require the consolidation of the financial statements of the Original Issuer and its subsidiaries, including the Corporation and SLFC, for tax and financial reporting purposes. The Corporation is, however, required to maintain separate accounting books and records. In addition, due to the limited nature of the Corporation's business, its assets and liabilities should be readily identifiable. The Corporation's only assets will be the Financed Student Loans and the other assets comprising the Trust Estate (subject to the rights of the Trustee under the Indenture) and similar similar pools of assets similarly pledged, and its only liabilities will be the Series 1997-1 Notes and other similar notes and its expenses incurred in the course of conducting its business of acting as issuer of various series of student loan asset-backed notes. Accordingly, the difficulty of disentangling the assets and liabilities of the parent and the subsidiary, which is the principal concern associated with consolidated financial statements, will not favor consolidation of the Corporation with the Original Issuer or SLFC. See Gainsville P-H Properties, supra, 106 B.R. at 305-6 (regarding extent of intermingling of assets required to justify substantive consolidation); DRW Property Co. 82, supra, 54 B.R. at 495-96 (same).

[addressees]
November __, 1997
Page 8


          Unity of ownership or interest, by itself, is not sufficient to justify substantive consolidation or piercing the corporate veil. The domination by a parent corporation of its subsidiary is noted by several courts addressing substantive consolidation as a factor leading to the consolidation of parent and subsidiary, if such domination causes the perpetration of a fraud:

     The test set out in [Berger v. Columbia Broadcasting Sys., Inc., 453 F.2d 991, 995 (5th Cir. 1972), cert. denied, 409 U.S. 849 (1972)] requires that a plaintiff seeking to set aside a corporate identity must show that there has been: (1) Control, not mere majority or complete stock control, but complete domination, not only of finances, but of policy and business practice in respect to the transaction attacked so that the corporate entity as to this transaction had at the time no separate mind, will or existence of its own; and (2) Such control must have been used by the defendant to commit fraud or wrong, to perpetrate the violation of a statutory or other positive legal duty, or a dishonest and unjust act in contravention of plaintiff's legal rights; and (3) The aforesaid control and breach of duty must proximately cause the injury or unjust loss complained of.

Bendix Home Sys., Inc. v. Hurston Enters., Inc., 566 F.2d 1039, 1041 (5th Cir.
1978). Delaware courts also require the existence of fraud, or at least injustice, prior to piercing the corporate veil. "In order to reach a parent corporation under the alter-ego theory, the plaintiff must show fraud, injustice, or inequity in the use of the corporate form." Sears, Roebuck & Co.
v. Sears plc, 744 F. Supp. 1297, 1304 (D. Del. 1990) (applying Delaware law); see also Alberto v. Diversified Group, Inc., supra, 55 F.3d at 205-206 (applying Delaware law). Under South Dakota law, a court will not impose shareholder liability absent a showing of disregard for the separateness of the corporate identity where such an act causes injustice or fraud. See Kansas Gas & Elec., supra, 521 N.W.2d at 113.

          Notwithstanding the fact that many of the Corporation's officers and directors will be officers and directors of the Original Issuer, the Corporation will act independently of the Original Issuer and SLFC, due to various provisions included in its Certificate of Incorporation and provisions in the Indenture and the Contribution Agreement. In addition to the "independent director" requirement discussed below, these provisions include the restrictions on the business purpose of the Corporation, the requirement that the Corporation maintain separate books and records, the limitations of certain corporate actions and the requirement that affiliate transactions be conducted on an arm's-length basis. The Corporation was created by the Original Issuer and SLFC in order to facilitate the Section 150(d) transaction described above and, if a court were to determine that a fraud or injustice has been perpetrated on the creditors of the Original Issuer as a result of

[addressees]
November __, 1997
Page 9


such transaction, such court might also decide that the Corporation functioned as a mere instrumentality of the Original Issuer or SLFC. In the absence of such a determination, however, the unity of ownership between the Original Issuer, SLFC and the Corporation would not be sufficient to justify substantive consolidation or the piercing of the Corporation's corporate veil under existing precedent.

          The existence of officers and directors common to both a company and its subsidiary is a factor referred to in both substantive consolidation and some piercing the corporate veil cases as favorable to consolidation. At least two of the Corporation's directors will be independent, however, as required by the Corporation's Certificate of Incorporation, and the Certificate of Incorporation requires the affirmative vote of the independent directors before a variety of significant actions may be taken by the Corporation. The remaining directors of the Corporation are expected to be either officers or directors of the Original Issuer. We are aware of no case in which the court ordered substantive consolidation due solely to the existence of common officers and directors, and some cases expressly state that merely having common officers and directors is not sufficient to justify consolidation; it is instead the effect of common officers and directors which must be avoided, namely, the domination of one corporation by another. Bendix Home Sys., Inc. v. Hurston Enters., Inc., 566 F.2d 1039, 1042 (5th Cir. 1978). However, not all courts make a distinction between the existence and the effect of common officers and directors; they simply mention it as a factor to be considered in a consolidation analysis.

          We believe the common officers and directors factor is related to the "domination" factor referred to above. Where there are common officers and directors, presumably such common officers and directors could cause a subsidiary to take actions for the benefit of the parent rather than the subsidiary. For the purposes of this opinion, we have assumed that the Corporation's officers and directors, particularly the independent directors, will responsibly fulfill their fiduciary obligations to the Corporation, which should diminish the significance in the eyes of a court of the existence of common officers and directors.

          Throughout most courts' discussions of substantive consolidation and piercing the corporate veil is the assumption, usually explicit, that consolidation is justified to avoid an injustice or the perpetration of a fraud. The enumerated factors described above as defining the relationship between a subsidiary and its parent are often found where such fraud or injustice exists, but they are not themselves evidence of fraud or injustice. In addition, a court examining the transactions contemplated by the Contribution Agreement should not conclude that the creditors of the Original Issuer or SLFC were defrauded or unfairly harmed by such transactions. First, the Financed Student Loans and other assets will be transferred without recourse, and the Corporation will assume all of the Original Issuer's and

[addressees]
November __, 1997
Page 10


SLFC's obligations with respect to the Series 1997-1 Notes, the Indenture, the Trust Estate and all related contracts. As a result, the Original Issuer and SLFC have transferred value to the Corporation only to the extent the value of the Trust Estate exceeds the liabilities being assumed by the Corporation (the "net equity"). SLFC (and, indirectly, the Original Issuer) will own 100% of the stockholder's equity in the Corporation, which will be increased by the amount of such net equity. The Original Issuer and SLFC will obtain a opinion from an independent investment banking firm regarding the fair market value of the Trust Estate. The Original Issuer will have no ongoing business following the transactions contemplated by the Contribution Agreement, and all liabilities connected with the Original Issuer's student loan business will have been assumed by SLFC or the Corporation. SLFC had no creditors prior to the transactions contemplated by the Contribution Agreement. SLFC will assume the obligation to service the Financed Student Loans, and will have received from the Original Issuer the assets and resources to carry on such business.

          Subject to the discussion set forth above, and based upon the continuing accuracy of the facts and assumptions set forth in this opinion, we are of the opinion that, in the event the Original Issuer or SLFC became a debtor under the Bankruptcy Code, under existing statutes and precedents the assets and liabilities of the Original Issuer or SLFC would not be consolidated with those of the Corporation based upon any legal theory currently recognized under applicable law and applicable to the circumstances, including (i) case law concerning piercing the corporate veil or (ii) any equitable doctrine analogous to the bankruptcy law doctrine of substantive consolidation. We express no opinion as to the laws of any jurisdiction other than the federal laws of the United States of America, the laws of the State of South Dakota and the Delaware General Corporation Law.

          Although we believe this opinion represents a sound application of existing statutes, regulations and case law, the situations contemplated by this opinion involve equitable principles applied on a case-by-case basis in the context of specific facts. This opinion is not a guaranty of any specific decision by a particular court. Any determination by a court depends on an examination of relevant law, facts and circumstances at a particular time, and a court might reach a determination contrary to our conclusion if the facts of the case differ from the assumed facts set forth above (which reflect the provisions of the Certificate of Incorporation and Bylaws of the Corporation and the terms of the transaction documents to which the Corporation, the Original Issuer or SLFC are parties).

          This opinion is being delivered to you at the Original Issuer's request solely for your benefit and may not be relied upon by, nor may copies be delivered to, any other person without our prior written consent, except that the Original Issuer, SLFC and the Corporation may forward this opinion to their independent

[addressees]
November __, 1997
Page 11


public accountants or to the extent necessary to comply with regulatory requirements applicable to the Original Issuer, SLFC or the Corporation.

Dated: November __, 1997

                                    Very truly yours,